Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

April 20, 2020

VIA EDGAR

Karen Rossotto

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS KKR Capital Corp.
Preliminary Proxy Statement on Schedule 14A (File No. 814-00757)

Dear Ms. Rossotto:

On behalf of FS KKR Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone conversation on April 17, 2020 regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-00757) (the “Proxy Statement”). For your convenience, a summary of the Staff’s comments is presented in bold, italicized text below, and is followed by the Company’s responses, which include references to the changes the Company will reflect in the Company’s Definitive Proxy Statement on Schedule 14A to be filed with the Commission (the “Definitive Proxy Statement”) in response to such comments. Unless otherwise indicated, all page references are to page numbers in the Proxy Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Proxy Statement.

Letter to Stockholders

1.	Please supplementally explain whether the Company’s bylaws and applicable state law permit a virtual meeting.

The Company’s Second Amended and Restated Bylaws, as amended (the “Bylaws”), state that the annual meeting of the Company’s stockholders (the “Annual Meeting”) may be held at a place set by the Company’s board of directors (the “Board”) and stated in the Notice of Meeting. Furthermore, pursuant to that certain Executive Order 20-04-14-02, issued by the governor of the State of Maryland on April 14, 2020 (the “Order”), a Maryland corporation (such as the Company) may hold a virtual meeting of its stockholders if (i) the bylaws of the company permit the directors of such company to determine the place of meeting, (ii) the directors advise that it is reasonable, prudent, and advisable to hold the meeting virtually and (iii) the company provides proper notice of such virtual meeting to its stockholders (as further described in the Order). The Order remains

Karen Rossotto April 20, 2020 Page 2

in effect until the state of emergency declared in Maryland related to the COVID-19 pandemic has been terminated and the proclamation of the catastrophic health emergency has been rescinded. Accordingly, under the Bylaws and Maryland law, the Company may determine that the Annual Meeting will not be held at any particular place, but instead will be held solely by means of remote communication (such meeting, the “Virtual Meeting”).

2.	Please supplementally explain how the Company proposes to make the stockholder list available for examination at the Virtual Meeting.

In the event of a Virtual Meeting, the Company intends to make the stockholder list available for examination on a reasonably accessible electronic network. In the event of the Virtual Meeting, the Company will provide the stockholder list using the link provided in the Notice of Meeting in the Definitive Proxy Statement.

3.

Please supplementally confirm whether the Company knows when it will announce the date of the Virtual Meeting. We note that the Staff expects timely notice to investors and other market participants. We further note that the Staff expects the Company to disclose clear directions as to the logistical details of the Virtual Meeting, including how stockholders can remotely access, participate in and vote. If these instructions are on the Company’s website, then the Company can disclose that in the Definitive Proxy Statement and refer stockholders to the Company’s website.

In the event of a Virtual Meeting, the Company currently expects to hold the Annual Meeting on June 23, 2020, consistent with the date presently disclosed in the Notice of Meeting. The Company acknowledges the Staff’s comment and will make such decision as soon as practicable so that sufficient disclosure can be made in a timely manner.

General

4.	Please supplementally explain what it means to affirmatively withhold a vote for a director.

A vote for a director is affirmatively withheld if a stockholder of the Company selects “FOR ALL EXCEPT” and writes in the number(s) pertaining to the applicable nominee(s) in the space provided in the proxy card for which the stockholder wishes to withhold its vote.

5.	Please update the disclosure to explain cumulative voting.

The Company acknowledges the Staff’s comment and will amend the disclosure on Page 2 of the Definitive Proxy Statement to add the underlined language below:

Karen Rossotto April 20, 2020 Page 3

“There will be no cumulative voting with respect to the Director Election Proposal. Cumulative voting in an election of directors entitles stockholders to cast a total number of votes equal to the number of directors to be elected multiplied by the number of the stockholder’s shares and to cast all of their votes for a single director nominee or such other number of nominees as the stockholder chooses. Because the Company’s stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of the Shares outstanding will be able to elect all of the Company’s directors.”

6.

We note that “may be” should be changed to “is” in the sentence “Under the Investment Company Act of 1940, as amended (the “1940 Act”), a majority of the outstanding Shares may be the lesser of: (1) 67% of the Shares at the Annual Meeting if the holders of more than 50% of the outstanding Shares are present or represented by proxy or (2) more than 50% of the outstanding Shares. Abstentions will not count as affirmative votes cast and will therefore have the same effect as votes against the Share Issuance Proposal.”

The Company acknowledges the Staff’s comment and will update the disclosure in the Definitive Proxy Statement accordingly.

7.	Please supplementally confirm whether the $200,000 disclosed amount covers the total cost of the solicitation.

The Company confirms that the $200,000 amount is expected to cover the total costs of the Company’s proxy solicitor in conjunction with the solicitation other than any out-of-pocket expenses the proxy solicitor may incur.

Security Ownership of Management and Certain Beneficial Owners

8.	Please supplementally confirm whether, pursuant to Item 405 of Regulation S-K, there are any delinquent Section 16(a) reports to disclose for any reporting person.

The Company supplementally confirms that there are no delinquent Section 16(a) reports required to be disclosed pursuant to Item 405 of Regulation S-K.

* * * * * * *

Karen Rossotto April 20, 2020 Page 4

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Marianne Dobelbower

Stephen S. Sypherd

FS KKR Capital Corp.